

**CapitaLand Limited**
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

03 JUN 19 AM 7:21

82-4507

9 June 2003

***Via Courier***

The U.S. Securities And Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

03022901

Attn: Mr Elliot Staffin

SUPPL

Dear Sirs

**CAPITALAND LIMITED**
**- AMERICAN DEPOSITORY RECEIPTS PROGRAM**
**(EXEMPTION NUMBER: 82-4507)**

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 May 2003 till 31 May 2003, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233513 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

**PROCESSED**
JUN 30 2003
THOMSON FINANCIAL

Jessica Lum
Secretariat Manager

Encs.

dlw 6/24

cc VP Tan Wah Nam

s/sec/adr/adrltr-may03.doc

**List of Information Made Public, Filed with the Singapore Exchanges Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited**

| Name of Report or Announcement | Date Made Public, Filed or Distributed | Source of Requirement |
|---|---|---|
| Completion of the divestment of interest in PT Tropical Amethyst | 2 May 2003 | SESTL Listing Manual |
| Exercise of call option in respect of Clover Properties Pte Ltd – Additional information | 6 May 2003 | SESTL Listing Manual |
| Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "Senior management changes at Australand" | 7 May 2003 | For Public Relations Purposes |
| Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Appointment of CapitaLand Commercial Project Management Pte Ltd for initial phase of asset enhancement works at Junction 8 Shopping Centre" | 8 May 2003 | For Public Relations Purposes |
| Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Increase of shareholding in subsidiary" | 9 May 2003 | For Public Relations Purposes |
| Results of the Annual General Meeting held on 9 May 2003 | 9 May 2003 | SESTL Listing Manual |
| CapitaLand Limited 2003 Annual General Meeting – Information on Section 44 credit | 9 May 2003 | SESTL Listing Manual |
| Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Increase of shareholding in subsidiary (amended) – clarification" | 12 May 2003 | For Public Relations Purposes |
| Announcements and News Release by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "CapitaMall Trust convenes Extraordinary General Meeting of unitholders for the acquisition of IMM Building", "Notice of Extraordinary General Meeting", "Notice of Books Closure" and "IMM Building acquisition expected to increase unitholder distributions by over 9% to about 8 cents per unit" | 13 May 2003 | For Public Relations Purposes |
| Increase in share capital of CapitaLand Financial Limited | 13 May 2003 | SESTL Listing Manual |

| Name of Report or Announcement | Date Made Public, Filed or Distributed | Source of Requirement |
|---|---|---|
| Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Presentation slides – briefing on the proposed acquisition of IMM Building" | 13 May 2003 | For Public Relations Purposes |
| Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Appointment & Resignation of Senior Management" | 16 May 2003 | For Public Relations Purposes |
| Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Proposed acquisition of IMM Building – Waivers in respect of Rule 812(1) of the Listing Manual" | 19 May 2003 | For Public Relations Purposes |
| Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Re-appointment of Directors to the Audit Committee" | 20 May 2003 | For Public Relations Purposes |
| Presentation on CapitaLand Limited's China Operations | 21 May 2003 | SESTL Listing Manual |
| Subscription for additional ordinary shares in the capital of Wingem Investment Pte Ltd | 21 May 2003 | SESTL Listing Manual |
| Deregistration of Premas Hong Kong Limited | 22 May 2003 | SESTL Listing Manual |
| Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Changes in senior management appointments" | 22 May 2003 | For Public Relations Purposes |
| Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Increase in investment in Westlake Development Company Limited" | 26 May 2003 | For Public Relations Purposes |
| Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Directorship changes and reconstitution of committees" | 26 May 2003 | For Public Relations Purposes |
| Joint Announcement by CapitaLand Limited and Hwa Hong Corporation Limited – "Provisional permission obtained for Trademart site" | 28 May 2003 | SESTL Listing Manual |
| Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Subscription of shares in S.R.E.F. (Managers) Company Limited, Thailand" | 29 May 2003 | For Public Relations Purposes |

| Name of Report or Announcement | Date Made Public, Filed or Distributed | Source of Requirement |
|---|---|---|
| Appointment of Director | 30 May 2003 | SESTL Listing Manual |
| Announcement of Appointment of Independent Director | 30 May 2003 | SESTL Listing Manual |
| Sale of remaining units in Thomson Plaza | 30 May 2003 | SESTL Listing Manual |
| Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Results of the Extraordinary General Meeting held on 30 May 2003 and Confirmation of Books Closure Date" | 30 May 2003 | For Public Relations Purposes |

/s/sec/adr/adr(82-4507)-May2003.doc



03 JUN 19 AM 7:21

**CapitaLand Limited**
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

## COMPLETION OF THE DIVESTMENT OF INTEREST IN PT TROPICAL AMETHYST

Further to the announcement made on 5 November 2002, the Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that subsequent to the approval granted by the Indonesian authorities on 11 April 2003, CapitaLand's indirect wholly-owned subsidiary, Amethyst Holdings Pte Ltd, has completed the divestment of its entire 50% stake in the issued capital of PT Tropical Amethyst ("PTTA").

Following the completion of the divestment, PTTA has ceased to be an associated company of CapitaLand.

The divestment is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the current financial year ending 31 December 2003.

By Order of the Board

Tan Wah Nam
Company Secretary
2 May 2003

s:sec/SGX annc/Divestmt-sale/PTTA-completion-ccl.doc
2May03 (tln/JLMS/tln)

82-4507



**CapitaLand Limited**
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

**EXERCISE OF CALL OPTION IN RESPECT OF CLOVER PROPERTIES PTE LTD – ADDITIONAL INFORMATION**

Further to the announcement made by CapitaLand Limited ("CapitaLand") on 17 April 2003 in relation to the exercise of the call option by its indirect wholly-owned subsidiary, Birchvest Investments Pte Ltd ("Birchvest"), in respect of all the issued ordinary shares in the share capital of Clover Properties Pte Ltd, CapitaLand wishes to announce the results of an independent professional valuation commissioned by Birchvest in connection with the determination of the purchase price for the aforesaid shares, pursuant to the Option Agreement dated 15 December 1999 entered into between Clover Holdings Limited and Birchvest.

Clover Properties Pte Ltd is the single asset company which owns the office building situated at 6 Battery Road, Singapore 049909 (the "Property"). The Property is a 42-storey commercial building with 3 basement levels and a banking hall within the 4-storey podium. According to Colliers International Consultancy & Valuation (Singapore) Pte Ltd, the Property has an open market value of S$667 million as of 30 April 2003.

The valuation report for the Property is available for inspection at CapitaLand's registered office at 168 Robinson Road, #30-01 Capital Tower, Singapore 068912 during normal business hours for a period of three months from the date of this announcement.

By Order of the Board

Tan Wah Nam
Company Secretary
6 May 2003

s:\sec\sgxannc\asset valuation\6 Battery Road.doc
6 May 2003

MASNET No. 69 OF 07.05.2003
Announcement No. 94

**CAPITALAND LIMITED**

## ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "SENIOR MANAGEMENT CHANGES AT AUSTRALAND"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued an announcement on the above matter. Attached AHL's announcement is for information.

Australand.pdf

Submitted by Tan Wah Nam, Company Secretary on 07/05/2003 to the SGX

03 JUN 19 AM 7:21

Australand also announced the appointment of Philip Mackey as Company Secretary. Philip has a Bachelor of Business degree and a Graduate Diploma in Company Secretarial Practice, as well as being a Fellow of the Chartered Secretaries and an Associate of the Institute of Chartered Accountants.

His most recent position has been Assistant Company Secretary at AMP, where he has also had senior roles in the accounting, treasury and corporate secretariat departments, during the last 11 years. Prior to joining AMP, Philip spent 10 years in senior audit positions with Deloittes.

Philip is expected to take up his position in June as Company Secretary, which has been filled by the Group's General Counsel, Michael Newsom, since Michael Smith resigned to join Promina.

Yours faithfully

Brendan P Crotty
**Managing Director**

CAPITALAND LIMITED

## ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "APPOINTMENT OF CAPITALAND COMMERCIAL PROJECT MANAGEMENT PTE LTD FOR INITIAL PHASE OF ASSET ENHANCEMENT WORKS AT JUNCTION 8 SHOPPING CENTRE"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMT Annc - IPT(Appt of CCPMPL).

03 JUN 19 AM 7:21

Submitted by Tan Wah Nam, Company Secretary on 08/05/2003 to the SGX

82-4507

# CAPITAMALL TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

## ANNOUNCEMENT

## APPOINTMENT OF CAPITALAND COMMERCIAL PROJECT MANAGEMENT PTE LTD FOR INITIAL PHASE OF ASSET ENHANCEMENT WORKS AT JUNCTION 8 SHOPPING CENTRE

## 1. INTRODUCTION

The Board of Directors of CapitaMall Trust Management Limited (the "**Manager**"), the manager of CapitaMall Trust ("**CMT**"), wishes to announce that Bermuda Trust (Singapore) Limited (the "**Trustee**"), the trustee of CMT, has awarded a contract in respect of certain asset enhancement works to be carried out at Junction 8 Shopping Centre ("**Junction 8**") to CapitaLand Commercial Project Management Pte Ltd ("**CCPMPL**") for a contract price of S$15.5 million (the "**Contract**").

The Contract, which was signed following approval from the Trustee, relates to the first phase of asset enhancement works proposed for Junction 8.

Junction 8 is one of the three properties which currently comprise CMT's portfolio of real property investments.

## 2. PLAN FOR ASSET ENHANCEMENT WORKS AT JUNCTION 8

### 2.1 Proposed Asset Enhancement Works

In the offering circular issued in connection with the initial public offering of units in CMT in July 2002, the Manager described its proposal for asset enhancement at Junction 8, involving the creation of more lettable area in the first, second and third retail levels of the property by transferring the gross floor area of the office tower to those levels. It was then estimated that the total construction costs and related professional fees and expenses for such works would be approximately S$21.5 million.

Since then, the asset enhancement plan has been revised and improved.

Instead of creating new retail space on the first three retail levels, the revised and improved plan call for the creation of additional lettable area in basement 1 as well as the first and second retail levels. With these refinements to the plan, it is now estimated that the entire project will cost approximately S$27.0 million.

The main aims of the asset enhancement plan are:

- to generate higher net property income for the centre and provide yield-accretive returns to the unitholders;
- to meet the strong demand shown by retailers for additional space and enhance the retail mix for the centre;

- to optimise the available space in basement 1 by repositioning existing food and convenience shops, and by adding more of such shops to cater to the needs of shoppers; and
- to capitalise on the possibility of a direct underground linkway between basement 1 and a proposed new Mass Rapid Transit station to be constructed as part of the new Circle Line.

**2.2 Asset Enhancement Works comprised in the Contract**

In order to minimise disruption to the existing retail operations of Junction 8 and to ensure that the overall rental income of CMT is not affected, the Manager plans to carry out the asset enhancement works on a staggered basis.

The Contract, which forms the first phase of the proposed asset enhancement works, will involve basement 1 and level 1. These works are expected to be completed by December 2003.

It is expected that the income generated by basement 1 and level 1 post-enhancement will help to cushion the expected income loss due to the reconfiguration and disruptions to the retail operations when the second phase of the works commences.

The cost of the works under the Contract will be funded from CMT's internal resources.

**2.3 Contract Price**

The Contract price of S$15.5 million is based on a guaranteed maximum price ("**GMP**") option pursuant to which CCPMPL has undertaken to carry out the specified asset enhancement works for a fixed payment of S$15.5 million, regardless of the actual costs that CCPMPL will incur. The GMP option affords CMT with certainty of completion at a guaranteed maximum price.

**2.4 Basis for the Contract Price**

Prior to awarding this project to CCPMPL, the Manager had commissioned Davis Langdon & Seah Singapore Pte Ltd, independent quantity surveyors, to complete an audit on the cost and contract management aspects of the Contract. In its report dated 7 April 2003, Davis Langdon & Seah Singapore Pte Ltd states that the GMP amount of S$15.5 million for the Contract is competitive and that the level of pricing is reasonable.

**3. INTERESTED PERSON TRANSACTION**

**3.1 CCPMPL**

CCPMPL is an indirect wholly-owned subsidiary of CapitaLand Limited ("**CapitaLand**"). CapitaLand is also the indirect holding company of CapitaLand Investments Pte Ltd ("**CIPL**"), Pyramex Investments Pte Ltd ("**PIPL**") and the Manager.

As at the date of this Announcement, CIPL, PIPL and the Manager hold an aggregate of 247,968,671 units in CMT ("**Units**"), comprising approximately 33.5% of the total number of Units in issue.

CIPL and PIPL are regarded as "controlling unitholders" of CMT for the purpose of Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited ("**SGX-ST**"), and CCPMPL is regarded as their "associate" (as this term is defined in the Listing Manual) for the purposes of Chapter 9.

Hence, CCPMPL is considered to be an "interested person", and the Contract constitutes an "interested person transaction", under Chapter 9 of the Listing Manual.

### 3.2 Value of interested person transactions

Based on the latest audited financial statements of CMT for the period ended 31 December 2002, the net asset value of CMT as at 31 December 2002 was S$761.2 million.

The Contract price of S$15.5 million represents approximately 2.0% of CMT's net asset value as at 31 December 2002. This value, together with the aggregate value of all transactions entered into by CMT during the current financial year to-date with entities within the group of companies consisting of CapitaLand and its subsidiaries (the "**CapitaLand Group**"), including CCPMPL, is approximately S$33.9 million (representing approximately 4.5% of CMT's net asset value as at 31 December 2002).

The aggregate value of all "interested person transactions" entered into by CMT to-date for the current financial year, including the Contract, is S$42.0 million.

### 3.3 Interests of Manager's Directors and Substantial Unitholders

Mr Hsuan Owyang, the Chairman and an independent Director of the Manager, is also an independent director of CapitaLand. Mr David Wong Chin Huat and Mr James Glen Service, each an independent Director of the Manager, is also an independent director of two listed subsidiaries of CapitaLand respectively. Mr Liew Mun Leong, Mr Kee Teck Koon, Mr Hiew Yoon Khong and Mr Lui Chong Chee, Directors of the Manager, are also directors and/or executive officers of companies in the CapitaLand Group. As stated above, CapitaLand has an indirect interest in 247,968,671 Units through its subsidiaries CIPL, PIPL and the Manager.

Save as disclosed above and based on information available to the Manager, none of the Directors of the Manager or the substantial Unitholders has an interest, direct or indirect, in the Contract.

## 4. RATIONALE AND BENEFIT

The rationale for entering into the Contract with CCPMPL, and the benefits thereof for CMT, are set out below:

### 4.1 Familiarity

CCPMPL has been involved in the design preparations and plan submissions for the asset enhancement works described above since before the initial public offering of CMT in July 2002.

CCPMPL's familiarity with the project and the related regulatory issues offers CMT the advantage of efficiency in execution and the ability to expedite the Contract.

82-4507

#### 4.2 Certainty of Costs and Delivery

CCPMPL offered CMT the GMP option for the Contract. The GMP option ensures that costs are fixed and that no unforeseen costs will be incurred by CMT. In other words, CMT's exposure to the risks associated with escalating project costs is minimised or even eliminated.

CCPMPL also possesses a good track record of timely delivery of projects that it has undertaken. Being a listed real estate investment trust, it is important to CMT that there be no undue delays in any proposed project to be undertaken by CMT because such delays may impact on the income of CMT and the price of its Units on the SGX-ST.

#### 4.3 Market Competitive Price

According to the audit report issued by Davis Langdon & Seah Singapore Pte Ltd referred to above, the GMP amount of S$15.5 million quoted by CCPMPL for the Contract is competitive and reasonable.

Based on the audit report and the Manager's experience and expertise in such matters, the Manager believes that CCPMPL has provided a market competitive rate for the Contract.

#### 4.4 Expertise

In addition to providing the services of a project manager, CCPMPL possesses a strong design management team that has been involved in numerous major retail projects in Singapore and overseas. CCPMPL's expertise in this area can be utilised as an additional benefit to the Contract.

### 5. STATEMENT OF THE AUDIT COMMITTEE

Having reviewed the Contract and having considered the rationale for the Contract set out above, the audit committee (which comprises a majority of independent Directors) of the Manager is of the view that the Contract is on normal commercial terms and is not prejudicial to the interests of CMT and its minority Unitholders.

BY ORDER OF THE BOARD

CAPITAMALL TRUST MANAGEMENT LIMITED

Winnie Tan

Company Secretary

8 May 2003

**CAPITALAND LIMITED**

# ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED - "INCREASE OF SHAREHOLDING IN SUBSIDIARY"

CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter. Attached Raffles' announcement is for information.

Raffles.pdf

Submitted by Tan Wah Nam, Company Secretary on 09/05/2003 to the SGX

03 JUN 19 AM 7:21

82-4507

MASNET No. 121 OF 09.05.2003
Announcement No. 121



RAFFLES HOLDINGS LIMITED

## Increase of Shareholding in Subsidiary (Amended)

The Board of Directors of Raffles Holdings Limited (the "Company") wishes to announce that :-

1. Swissôtel Management Corporation (SMC), a corporation incorporated in the United States of America, is an indirect wholly-owned subsidiary of the Company; and

2. SMC owns 75% of the shareholding in Swissôtel Management (USA) L.L.C. ("SMUSA") (a company incorporated in the United States of America).

Following the completion of the transfer of the remaining 25% shareholding from BRE/Swiss Management L.L.C. to SMC in SMUSA for a nominal amount of US$1.00 (on a willing buyer willing seller basis), SMUSA has now become a wholly-owned subsidiary of SMC and the Company is deemed to be interested in SMUSA through SMC. The net tangible asset of SMUSA per its last financial statements as at 31 December 2002 was a deficit of US$2,471.00.

The above transaction is not expected to have a material impact on earnings per share or the net tangible asset of the Raffles Holdings Limited Group for the financial year ending 31 December 2003.

None of the Directors or controlling shareholders of the Company has any interest, direct or indirect, in the above transaction.

Submitted by Emily Chin, Company Secretary on 09/05/2003 to the SGX



**CapitaLand Limited**
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

## RESULTS OF THE ANNUAL GENERAL MEETING HELD ON 9 MAY 2003

The Board of Directors of CapitaLand Limited (the "Company") wishes to announce that at the Annual General Meeting ("AGM") of the Company held today, all the resolutions on the items of ordinary and special business as set out in the Notice of AGM dated 26 March 2003, and put to the meeting, were duly passed.

By Order of the Board

Tan Wah Nam
Company Secretary
9 May 2003

s:\sgxannc\generalmeeting\agm-results(9may2003).doc



**CapitaLand Limited**
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

## CAPITALAND LIMITED 2003 ANNUAL GENERAL MEETING – INFORMATION ON SECTION 44 CREDIT

The Board of Directors of CapitaLand Limited (the "Company") wishes to announce that as at 31 December 2002, the Company had approximately S$190 million Section 44 credit available for franking dividends. The Company will endeavour to utilize fully the Section 44 credit, subject to availability of retained earnings and its cashflow requirements, before the expiry of the 5-year transition period given under the new one-tier corporate tax system.

By Order of the Board

Tan Wah Nam
Company Secretary
9 May 2003

s:\sgxannc\general mtg\9May03AGM-dividends.doc

**CAPITALAND LIMITED**

## ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "INCREASE OF SHAREHOLDING IN SUBSIDIARY (AMENDED) - CLARIFICATION"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

MASNET - Increase of Shareholding in Subsidiary (Amended) - Clarifica

Submitted by Tan Wah Nam, Company Secretary on 12/05/2003 to the SGX

03 JUN 19 AM 7:21

MASNET No. 20 OF 12.05.2003
Announcement No. 20


Raffles
HOLDINGS

RAFFLES HOLDINGS LIMITED

**Increase of Shareholding in Subsidiary (Amended) - Clarification**

Further to the Company's announcement on 9 May 2003 (Masnet No. 121) of its increase of shareholding in its subsidiary, Swissôtel Management (USA) L.L.C. (SMUSA), the Company wishes to clarify that the net tangible asset of SMUSA per its last financial statements as at 31 December 2002 was a deficit of US$2,471,000.00.

Submitted by Emily Chin, Company Secretary on 12/05/2003 to the SGX

**CAPITALAND LIMITED**

# ANNOUNCEMENTS AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED - (1) CAPITAMALL TRUST CONVENES EXTRAORDINARY GENERAL MEETING OF UNITHOLDERS FOR THE ACQUISITION OF IMM BUILDING (2) NOTICE OF EXTRAORDINARY GENERAL MEETING (3) NOTICE OF BOOKS CLOSURE (4) NEWS RELEASE - IMM BUILDING ACQUISITION EXPECTED TO INCREASE UNITHOLDER DISTRIBUTIONS BY OVER 9% TO ABOUT 8 CENTS PER UNIT

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued announcements and news release on the above matters. Attached CMTML's announcements and news release are for information.

Annc - EGM for IMM Acquisition.p

Notice of EGM.pdf

Notice of BCD.pdf

CMT Press Release.pc

Submitted by Tan Wah Nam, Company Secretary on 13/05/2003 to the SGX

03 JUN 19 AM 7:21

**CAPITAMALL TRUST**

**CAPITAMALL TRUST CONVENES EXTRAORDINARY GENERAL MEETING OF UNITHOLDERS FOR THE ACQUISITION OF IMM BUILDING**

On 17 January 2003, it was announced that the trustee of CapitaMall Trust ("**CMT**") had given notice of its interest in considering the purchase of IMM Building, and that the completion of the acquisition was subject to a number of conditions being met including the approval of the unitholders of CMT ("**Unitholders**") at an extraordinary general meeting to be convened.

Further to the above, the Board of Directors of CapitaMall Trust Management Limited ("**CMTML**"), the manager of CMT, is pleased to announce that CMTML will today issue a circular to Unitholders ("**Circular**"), setting out details of, and other relevant information pertaining to, the proposed acquisition of IMM Building and CMTML's financing plans in that regard, together with the notice of an Extraordinary General Meeting ("**EGM**") of the Unitholders of CMT. The EGM will be held on 30 May 2003 (Friday) at 10.00 a.m. at 168 Robinson Road, Capital Tower, Level 9, STI Auditorium, Singapore 068912.

Unitholders' approval will be sought at the EGM for, amongst others, the proposed acquisition of IMM Building by CMT and an issue of 119.8 million new units ("**Units**") in CMT (comprising (a) a preferential offering ("**Preferential Offering**") of up to 74.0 million new Units to Singapore Registered Unitholders[1] on a non-renounceable basis of 1 new Unit for every 10 existing Units held as at the Books Closure Date (as defined below); and (b) a placement of a minimum of 45.8 million new Units by way of an offering of new Units to the public in Singapore through the automated teller machines of The Development Bank of Singapore Ltd on a "first-come, first-served" basis and a private placement of new Units to retail and institutional investors) to partly finance the said acquisition.

Further details relating to the matters for which Unitholders' approval is sought at the EGM (including the additional borrowings that CMT proposes to incur to partly finance the acquisition of IMM Building as well as the financial effects of the acquisition) are set out in the Circular. An electronic copy of the Circular will be available on CMT's website at http://www.capitamall.com.sg from 3.00 p.m. on 13 May 2003.

Approval in-principle has been obtained from Singapore Exchange Securities Trading Limited ("**SGX-ST**") for the proposed issue of new Units by CMT and for the listing and quotation of these new Units on the main board of the SGX-ST. The SGX-ST's in-principle approval is not an indication of the merits of the proposed issue of new Units or the acquisition of IMM Building. CMTML has also obtained a waiver from Rule 812(1)(a) of the SGX-ST's Listing Manual so that substantial Unitholders who are Singapore Registered Unitholders can participate in the Preferential Offering.

[1] Unitholders at the Books Closure Date (as defined above) other than those whose registered addresses with The Central Depository (Pte) Limited are outside Singapore and who have not, at least 5 market days prior to the Books Closure Date, provided The Central Depository (Pte) Limited with addresses in Singapore for service of notices and documents.

82-4507

The Board of Directors of CMTML also wishes to give notice that, subject to the passing of all the resolutions to be proposed at the EGM, the Transfer Books and Register of Unitholders of CMT will be closed on 9 June 2003 at 5.00 p.m. (the "**Books Closure Date**") for the purpose of determining the provisional allocation of Singapore Registered Unitholders under the Preferential Offering.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Winnie Tan
Company Secretary

13 May 2003

**Important Notice**

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CMTML or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request CMTML to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

All forecasts and projections are based on CMTML's assumptions as explained in the Circular to be issued today by CMTML. Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the issue price range specified in the Circular. The forecasted and projected financial performance of CMT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the whole of the Circular for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT.

## NOTICE OF EXTRAORDINARY GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that an EXTRAORDINARY GENERAL MEETING of CapitaMall Trust ("**CMT**") will be held at 168 Robinson Road, Capital Tower, Level 9, STI Auditorium, Singapore 068912 on Friday, 30 May 2003 at 10.00 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions:

**ORDINARY RESOLUTIONS**

**1. THE PROPOSED ACQUISITION OF IMM BUILDING**

That:

(a) subject to and contingent upon the passing of Resolutions 2, 3 and 4, approval be and is hereby given for the acquisition (the "**Acquisition**") by CMT of the whole of Lot 6524K Mukim 5, comprising a leasehold estate for the unexpired portion of a leasehold term of 30 years commencing from 23 January 1989, and the building(s) erected thereon and known as IMM Building located at 2 Jurong East Street 21, Singapore 609601 (the "**Property**"), together with the Plant and Equipment (as defined in the circular dated 13 May 2003 issued by CapitaMall Trust Management Limited (as the manager of CMT) (the "**Manager**") to the holders of units in CMT (the "**Circular**")), from International Merchandise Mart Ltd ("**IMM Ltd**"), at an aggregate consideration of S$247.4 million, on the terms and conditions set out in the sale and purchase agreement appended to the put and call option agreement dated 20 December 2002 between IMM Ltd and CapitaLand Commercial Limited ("**CCL**"), and for payment of all fees and expenses relating to the Acquisition (as described in the Circular); and

(b) the Manager, any director of the Manager and Bermuda Trust (Singapore) Limited (as trustee of CMT) (the "**Trustee**") be and are hereby severally authorised to complete and do all such acts and things (including executing all such documents as may be required) as the Manager, such director of the Manager or, as the case may be, the Trustee may consider expedient or necessary or in the interests of CMT to give effect to the Acquisition.

**2. THE APPROVAL OF CERTAIN INTERESTED PERSON TRANSACTIONS TO BE ENTERED INTO BY CAPITAMALL TRUST IN CONNECTION WITH THE PROPOSED ACQUISITION OF IMM BUILDING**

That:

(a) subject to and contingent upon the passing of Resolutions 1, 3 and 4, approval be and is hereby given for the purposes of Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited for CMT to enter into the Relevant Interested Person Transactions (as defined in the Circular), particulars of which are set out in paragraph 4.2 of the Circular, with, as the case may be, CCL, the Manager (as the manager of CMT) and CapitaLand Retail Management Pte Ltd; and

(b) the Manager, any director of the Manager and the Trustee be and are hereby severally authorised to complete and do all such acts and things (including executing all such documents as may be required) as the Manager, such director of the Manager or, as the case may be, the Trustee may consider expedient or necessary or in the interests of CMT to give effect to the Relevant Interested Person Transactions.

## EXTRAORDINARY RESOLUTIONS

**3. THE ISSUE OF NEW UNITS IN CAPITAMALL TRUST TO RAISE FINANCING FOR THE PROPOSED ACQUISITION OF IMM BUILDING**

That:

(a) subject to and contingent upon the passing of Resolutions 1, 2 and 4, approval be and is hereby given for the purposes of Clause 11(B)(v) of the trust deed dated 29 October 2001 (as amended) between the Manager and the Trustee for CMT to issue and offer 119,800,000 units in CMT (**"Units"**) (the **"Proposed Issue"**) in the manner as described in the Circular and to make the Advanced Distribution (as defined in the Circular) as a consequence of the Proposed Issue; and

(b) the Manager, any director of the Manager and the Trustee be and are hereby severally authorised to complete and do all such acts and things (including executing all such documents as may be required) as the Manager, such director of the Manager or, as the case may be, the Trustee may consider expedient or necessary or in the interests of CMT to give effect to the Proposed Issue and the Advanced Distribution.

**4. A SUPPLEMENT TO THE TRUST DEED CONSTITUTING CAPITAMALL TRUST (THE "TRUST DEED")**

That:

(a) subject to and contingent upon the passing of Resolutions 1, 2 and 3, approval be and is hereby given to supplement Clause 1(A) and Clause 23(A)(iv) of the Trust Deed in the manner as set out in Appendix 11 of the Circular to permit payment in cash to the Manager for the Performance Component (as defined in the Circular) of the Asset Management Fee (as defined in the Circular) in respect of the Property and all other properties to be acquired by CMT in the future (the **"Supplement"**); and

(b) the Manager, any director of the Manager and the Trustee be and are hereby severally authorised to complete and do all such acts and things (including executing all such documents as may be required) as the Manager, such director of the Manager or, as the case may be, the Trustee may consider expedient or necessary or in the interests of CMT to give effect to the Supplement.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Winnie Tan
Company Secretary
Singapore
13 May 2003

Notes:

1. A holder of Units (**"Unitholder"**) entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a Unitholder.
2. The instrument appointing a proxy must be lodged at the Manager's registered office at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911, not less than 48 hours before the time appointed for the Extraordinary General Meeting.

**CAPITAMALL TRUST**

**NOTICE OF BOOKS CLOSURE**

1. NOTICE IS HEREBY GIVEN THAT, subject to the passing of all the resolutions to be proposed at the Extraordinary General Meeting ("**EGM**") of the unitholders ("**Unitholders**") of CapitaMall Trust ("**CMT**") to be held on 30 May 2003, the Transfer Books and Register of Unitholders of CMT will be closed on **9 June 2003 at 5.00 p.m.** (the "**Books Closure Date**") for the purpose of determining the provisional allocation of Singapore Registered Unitholders (as defined below) under the Preferential Offering (as defined below).

2. CapitaMall Trust Management Limited, the manager of CMT, is convening the EGM to seek Unitholders' approval for, amongst others, the proposed acquisition of IMM Building by CMT and a proposed issue of 119.8 million new units ("**Units**") in CMT for placement by The Development Bank of Singapore Ltd ("**DBS Bank**") to partly finance the said acquisition. It is intended that the placement by DBS Bank will comprise:

   (a) a preferential offering (the **Preferential Offering**") of up to 74.0 million new Units to Singapore Registered Unitholders[1] on a non-renounceable basis of 1 new Unit for every 10 existing Units held as at the Books Closure Date ; and

   (b) a placement of a minimum of 45.8 million new Units by way of (i) an offering of new Units to the public in Singapore through its automated teller machines on a "first-come, first-served" basis and (ii) a private placement of new Units to retail and institutional investors.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Winnie Tan
Company Secretary
Singapore
13 May 2003

[1] Unitholders at the Books Closure Date other than those whose registered addresses with The Central Depository (Pte) Limited are outside Singapore and who have not, at least 5 market days prior to the Books Closure Date, provided The Central Depository (Pte) Limited with addresses in Singapore for service of notices and documents.


CapitaMall
Trust

**NEWS RELEASE**

13 May 2003
For Immediate Release

# IMM Building Acquisition expected to increase Unitholder Distributions by over 9% to about 8¢ per unit

## EGM convened to seek unitholder approval

***Singapore, 13 May 2003*** – CapitaMall Trust Management Limited (CMTML), as manager of CapitaMall Trust (CMT), wishes to announce that it is seeking unitholder approval for the proposed acquisition of IMM Building, a prime suburban shopping mall in the western part of Singapore. As a result of the proposed acquisition, and the proposed funding arrangements for the acquisition, unitholders can expect a higher annualised distribution per unit of 8.03¢ in 2003, and 8.13¢ in 2004. This is an increase of 9.3% over the revised annualised forecast distribution per unit of 7.35¢ currently generated by CMT's existing three malls.

CMTML is issuing a circular to unitholders today seeking approval for, amongst others, the IMM Building acquisition. The Extraordinary General Meeting (EGM) of unitholders will be held on 30 May 2003 at 10.00am at 168 Robinson Road, Capital Tower, Level 9, STI Auditorium.

The total acquisition cost of IMM Building is estimated to be S$264.5 million, which represents a 5.5% discount to its 1 February 2003 appraised value of S$280.0 million. The completion of the acquisition is subject to a number of conditions being met, including obtaining unitholders' approvals at the EGM for:

1. the acquisition of IMM Building;
2. the issue of 119.8 million new units to partly finance the acquisition;
3. entering into certain interested person transactions; and
4. making certain supplemental provisions to the trust deed.

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**Funding plans for the acquisition**

CMTML intends to finance this acquisition through a combination of equity fund raising and additional borrowings:

1. *By placing 119.8 million new units to existing and new unitholders.*

   This comprises:

   (a) a 1 for 10 preferential offering of up to 74.0 million new units to existing Singapore registered unitholders on a non-renounceable basis as at the Books Closure Date (expected to be 9 June 2003 at 5.00pm), at a price to be determined between CMTML and DBS Bank (the underwriter); and

   (b) a placement of a minimum of 45.8 million new units by way of an offering of new units to the public in Singapore through the automated teller machines of DBS Bank on a "first-come, first-served" basis as well as a private placement of new units to retail and institutional investors.

   All new units, excluding CapitaLand Group's preferential units, will be underwritten by DBS Bank. Subject to the requisite approvals being received from the unitholders at the EGM, the price of the new units will be determined nearer to the commencement date of the equity fund raising.

   Approval in-principle has been obtained from Singapore Exchange Securities Trading Limited (SGX-ST) for the proposed issue of new units by CMT and for the listing and quotation of these new units on the main board of the SGX-ST. The SGX-ST's in-principle approval is not an indication of the merits of the proposed issue of new units or the acquisition of IMM Building. CMTML has also obtained a waiver from Rule 812(1)(a) of the SGX-ST's Listing Manual so that substantial unitholders who are Singapore registered unitholders can participate in the preferential offering.

2. *By obtaining additional borrowings of up to S$147.0 million.*

   These borrowings will increase CMT's gearing from 20.7% (as at 31 January 2003) to 27.9%, still well within the recently raised general gearing limit for unrated debt of

35.0% allowed for property funds by the Monetary Authority of Singapore (MAS)[1]. It is expected that CMT's debt rating of AAA by Fitch and Standard and Poor's, and Aaa by Moody's, will not be affected by this financing arrangement.

In connection with the equity fund raising exercise, CMTML will pay out advance distributions to unitholders for income earned between 1 January 2003 to the day immediately prior to the date of issue of the new units.

CMTML's CEO Pua Seck Guan said, "The acquisition of IMM Building is yield accretive and will increase returns to unitholders. It also gives existing unitholders an opportunity to increase their holdings in CMT through the 1 for 10 preferential offering. CMT's defensive nature will see strong investor interest in the new units. We look forward to broadening the investor pool and improving the liquidity of CMT units."

**Benefits to Unitholders**

*Yield Accretion* — With the acquisition of IMM Building, unitholders will enjoy a higher distribution per unit (DPU) due to the yield-accretive nature of the acquisition. This increase in DPU results from:-

- the acquisition of IMM Building at an attractive price relative to the cash flows that it generates
- the improvement of CMT's capital structure through optimizing its mix of equity and debt financing.

*Fit Manager's Investment Strategy* — The acquisition of IMM Building is at a discount to its appraised value and is in line with the manager's investment strategy of investing in Singapore malls with established income. CMTML intends to maximize income by implementing a pro-active asset management policy, and to continually improve the property's tenant mix.

*Income Diversification* — IMM Building will be a valuable addition to CMT's current portfolio of three major shopping malls. The acquisition will reduce risk by improving diversification of CMT's income stream. No more than 37.1% of the total net property income will be derived from any one property, compared with 49.0% prior to the acquisition.

[1] The MAS guidelines do not impose a gearing limit if all the borrowings of a property fund are rated at least A by Fitch and Standard and Poor's, and Aaa by Moody's, as would be the case for CMT if the expected debt rating is confirmed.

*Geographical Diversification* — CMT's existing properties are situated in the central and eastern parts of Singapore. IMM Building's location caters to the shopping needs of the densely populated housing suburbs in Jurong, Bukit Batok and Clementi in the western part of Singapore. The acquisition will allow CMT to diversify its portfolio such that it can cater to the different tenancy demands in different parts of Singapore.

*Potential for Asset Enhancement* — The manager has formulated an asset enhancement scheme which, when implemented, will increase the yield of the property through optimising the usage of retail space. This includes creating more valuable lettable retail space on lower levels in exchange for the current low yielding secondary corridor spaces on Levels 2 and 3. This space reshuffle or decantation is expected to create an additional 71,600 sqft of redeveloped net lettable area on Levels 1 and 2. CMTML has received an opinion from a professional architectural firm, DCA Architects Pte Ltd that the scheme is in compliance with the current requirements and guidelines of the URA, JTC and relevant authorities.

*Increased Liquidity and Economies of Scale* — Other benefits to unitholders include the expected improvement in trading liquidity with the proposed issuance of 119.8 million new units, which will increase the free float of CMT units on the SGX-ST. The enlarged CMT property portfolio following the acquisition will also enable unitholders to benefit in the long term from CMTML's ability to generate cost synergies and enjoy economies of scale.

**About IMM Building**

The 1,426,518 sqft (gross floor area) IMM Building enjoys convenient accessibility due to its prime location near the Jurong East MRT station and bus interchange, and caters to the western suburbs of Singapore. Its main trade area population is about 900,000 people.

In 2000, IMM Building underwent a major revamp to reposition itself as a family entertainment and lifestyle centre. It now has a diverse mix of 535 tenants including the immensely popular Giant hypermarket (124,138 sqft), leading electronics store Best Denki (27,722 sqft) and Daiso, a trendy Japanese discount store (37,590 sqft). These anchors, together with over 100 specialty shops dealing in furniture and home appliances, provide the mall with a competitive point of difference to attract shoppers island-wide.

More than 80% of IMM Building's gross rental income is derived from its retail space, which is predominantly on Levels 1, 2 and 3. Its 382,414 sqft of retail space is almost fully occupied. Office and warehouse space comprise 62,239 sqft and 410,705 sqft respectively.

**About CapitaMall Trust**

CMT is the first listed real estate investment trust (REIT) in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 420 local and international tenants. With a portfolio made up of three major shopping malls in both the suburban and city areas - Tampines Mall, Junction 8 and Funan The IT Mall, CMT has performed well and exceeded initial forecasts in year 2002 and the first quarter of 2003.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Southeast Asia.

Visit CMT's website at www.capitamall.com for more details. A electronic copy of the circular will be available on this website from 3:00pm on 13 May 2003.

**Important Notice**

The value of units in CMT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CMTML or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request CMTML to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

**All forecasts and projections are based on CMTML's assumptions as explained in the Circular to be issued today by CMTML.** Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the issue price range specified in the Circular. The forecasted and projected financial performance of CMT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the whole of the Circular for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT.

---

Issued by CapitaMall Trust Management Limited

For enquiries, please contact:

**Analyst Contact**
Nathan Parris
CapitaMall Trust Management Limited
DID +65 6239 6856
HP +65 9680 8274
Email: nathan.parris@capitaland.com.sg

**Media Contact**
Julie Ong
CapitaLand Commercial Limited
DID +65 6239 6751
HP +65 9734 0122
Email: julie.ong@capitaland.com.sg

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

03 JUN 19 AM 7:21

**INCREASE IN SHARE CAPITAL OF CAPITALAND FINANCIAL LIMITED**

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its wholly-owned subsidiary, CapitaLand Financial Limited ("CFL"), has on 13 May 2003 increased its issued and paid-up ordinary share capital from S$1,000,000 to S$5,000,000 by the allotment and issue of 4,000,000 ordinary shares of S$1 each at par (the "Share Increase") to CapitaLand.

The consideration for the Share Increase is satisfied by the capitalisation of part of the outstanding shareholder's loan granted by CapitaLand to CFL. The net tangible asset value of CFL as of 31 December 2002 was S$1.194 per share.

CapitaLand's interest in CFL remains unchanged at 100% after the Share Increase.

The increase in the issued and paid-up ordinary share capital of CFL is for the purpose of complying with the requirements of the Monetary Authority of Singapore in relation to the issue of a Capital Markets Services Licence to CFL pursuant to the Securities and Futures Act (Cap. 289), which would enable CFL to advise on corporate finance and to deal in securities.

The Share Increase is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2003.

Mr Liew Mun Leong, the President & Chief Executive Officer and Director of CapitaLand, is the Deputy Chairman of CFL. Save as aforesaid, none of the directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the Share Increase.

By Order of the Board

Tan Wah Nam
Company Secretary
13 May 2003

s : sec/sgx annc/shares/CFL.share increase (13 May 2003).doc
13 May 2003

MASNET No. 119 OF 13.05.2003
Announcement No. 135

82-4507

**CAPITALAND LIMITED**

# ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "PRESENTATION SLIDES - BRIEFING ON THE PROPOSED ACQUISITION OF IMM BUILDING"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today released its presentation slides entitled "Briefing on the proposed acquisition of IMM Building".

For details, please refer to the announcement posted by CMTML on the SGX website www.sgx.com.sg.

Submitted by Tan Wah Nam, Company Secretary on 13/05/2003 to the SGX

03 JUN 19 AM 7:21

CapitaMall Trust

# BRIEFING ON THE PROPOSED ACQUISITION OF IMM BUILDING

CapitaMall Trust

13 MAY 2003

82-4507

# Important Notice

This material or our presentation is for informational purposes only and should be read in conjunction with the circular issued by the Manager (as manager of CapitaMall Trust ("**CMT**")) on 13 May 2003 ("**Circular**").

This material or our presentation does not constitute an offer or an invitation of units in CMT ("**Units**"). The value of units in CMT and the income from them may fall as well as rise. Units in CMT are not obligations of, deposits in, or guaranteed by, CapitaMall Trust Management Limited (the "**Manager**" or "**CMTML**") or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on Singapore Exchange Securities Trading Limited ("**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

This material may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events. **All forecasts and return projections are based on a specified range of issue prices per Unit and on the Manager's assumptions as explained in Appendix 5 of the Circular.** You are advised to read the Circular carefully. Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the issue price range specified in the Circular. The major assumptions are certain expected levels of property rental income and property expenses over the relevant periods, which are considered by the Manager to be appropriate and reasonable as at the date of the Circular. The forecasted and projected financial performance of CMT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the whole of the Circular for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT.

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CapitaMall
Trust
Overview of the acquisition

# IMM Building Acquisition will ↑ Unitholder DPU

- Proposed IMM acquisition expected to generate annualised DPU of 8.03¢ in 2003, and 8.13¢ in 2004

| | IPO 2003 Forecast | Q1 2003 Annualised | 2003 Revised Forecast[1] | | | 2004 Revised Forecast | | |
|---|---|---|---|---|---|---|---|---|
| | | | Before IMM | After IMM[2] | Variance | Before IMM | After IMM[2] | Variance |
| DPU (¢) | 6.96 | 7.34 | 7.35 | 8.03 | 9.3% | 7.38 | 8.13 | 10.2% |

[1] Annualised for the period June – December 2003

[2] Gearing increased to 27.9%




CapitaMall
Trust

82-4507

# IMM Building Acquisition is Yield Accretive

| Unit price | 2003 Annualised Distribution Yield (%) | | | |
|---|---|---|---|---|
| | IPO Forecast (6.96¢) | Revised Forecast (7.35¢) | After IMM* (8.03¢) | Variance |
| S$1.02 | 6.82 | 7.21 | 7.87 | 9.3% |
| S$1.07 (market price) | 6.50 | 6.87 | 7.50 | 9.3% |
| S$1.10 | 6.32 | 6.68 | 7.30 | 9.3% |

IMM Building Acquisition is
**"Yield Accretive"**
(i.e.. higher return on equity )

CapitaMall Trust

*Gearing raised to 27.9%


Financing Plan - Equity

# Financing Plan - Equity

## Placement of 119.8 million new units to be fully underwritten by DBS Bank

**1) Preferential Offering**
*Up to 74.0 million new units*

- "1-for-10" preferential offering to existing Singapore Registered Unitholders on a non-renounceable basis
- **Books Closure Date, expected to be 9 June 2003 at 5pm**
- CapitaLand undertakes to subscribe for its preferential units (24.8 million), however may renounce if new units are heavily oversubscribed

**2) Placement**
*Minimum 45.8 million new units*

(a) ATM offering of New Units to the public in Singapore (on a "first-come, first-served" basis); and

(b) a private placement of New Units to retail and institutional investors.

# Financing plan – equity (cont'd)

- Advance distribution for income earned between 1 Jan 2003 to the day prior to the issue of the new units.
- The proposed capital raising will only occur after the approval of the unitholders is obtained at the EGM
- The Manager intends to issue the new units close to the trading price (less the accrued advanced distribution). The price of the new units will be determined nearer to the commencement of the equity fund raising
- New units issued is not expected to dilute existing unitholder's DPU

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# Financing Plan - Debt

**It is contemplated that borrowings of up to S$147 million will be incurred, increasing gearing from 20.2% to 27.9%, whilst endeavoring to maintain the current AAA debt rating**

**1) Up to S$125 mil**

- seven-year term loan, interest rate to be fixed when drawn; and

**2) Up S$ 22 mil**

- a revolving credit arrangement (at a floating interest rate based on the Singapore swap offer rate plus a margin)

**Debt Profile After Additional Borrowings**

| Amount | Tenor (Remaining) | Expiry |
|---|---|---|
| S$50 mil | Revolving credit | 2003 (14%) |
| S$172 mil | 4 years | 2007 (50%) |
| S$125 mil | 7 years | 2010 (36%) |

- ✓ **Optimise capital structure** by increasing gearing to up to approximately 28% (well within the 35% limit)
- ✓ **Ensure debt facility remains AAA rated** - credit risk profile is maintained
- ✓ **Generate a higher return on equity** for Unitholders

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# Estimated Total Acquisition Costs

| Acquisition cost | |
|---|---|
| Total acquisition cost[1] | S$264.5 million |
| Appraised property value[2] | S$280.0 million |
| *Discount* | *S$ 15.5 million or 5.5%* |

[1] Excluding the estimated fees and expenses to be borne by CMT in respect of the Equity Fund Raising and the additional borrowings to be raised.

[2] As at 1 February 2003

# Total Cost (incl. financing)

| | S$ Million |
|---|---|
| Purchase Price | 247.4 |
| Stamp Duty | 8.4 |
| Acquisition Fee to CMTML[1] | 2.5 |
| Financial Advisory Fee incurred by CCL[2] | 2.5 |
| Underwriting Fee charged by CCL[3] | 2.5 |
| Other Fees & Expenses[4] | 1.2 |
| Total Acquisition Costs | 264.5 |
| Issue/Circular Expenses | 1.1 |
| Underwriting/Selling Expenses | 3.1 |
| Total Amount to be Raised | 268.7 |

[1] As stated in the Trust Deed, a maximum of 1% acquisition fee is payable to the Manager.

[2] CapitaLand Financial Limited is acting as the financial advisor for the structuring of the acquisition.

[3] 1% underwriting fee payable to CCL for underwriting the transaction with International Merchandise Mart Limited.

[4] Includes accounting, tax, legal and property due diligence which CCL has incurred.

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CapitaMall
Trust
Unitholder benefits

# Higher Distribution Per Unit ("DPU")

1. ***Higher DPU due to the attractive property yield of IMM Building and the improvement to the existing capital structure.***


Cents
9.00
8.00
7.00
6.00
5.00
8.03
0.46
0.22
7.35
9%
8.13
0.46
0.29
7.38
10%
Jun-Dec 2003 (Annualised)
2004
Sources of DPU improvement:
After the Acquisition and improvement in capital structure
After the Acquisition and before improvement in capital structure
Existing Properties


CapitaMall
Trust

# Higher Distribution Yield

| | June – December 2003 (Annualised) | | | 2004 | | |
|---|---|---|---|---|---|---|
| Issue price of the New Units (for illustrative purposes) | Existing Properties | After the Acquisition but without increased Gearing[1] | After the Acquisition and with increased Gearing[2] | Existing Properties | After the Acquisition but without increased Gearing[1] | After the Acquisition and with increased Gearing[2] |
| S$1.00 | 7.35% | 7.57% | 8.03% | 7.38% | 7.67% | 8.13% |
| S$1.01 | 7.28% | 7.50% | 7.95% | 7.31% | 7.59% | 8.05% |
| **S$1.02** | **7.21%** | **7.42%** | **7.87%** | **7.24%** | **7.52%** | **7.97%** |
| S$1.03 | 7.14% | 7.35% | 7.80% | 7.17% | 7.45% | 7.89% |
| S$1.04 | 7.07% | 7.28% | 7.72% | 7.10% | 7.38% | 7.82% |
| S$1.05 | 7.00% | 7.21% | 7.65% | 7.03% | 7.30% | 7.74% |
| S$1.06 | 6.93% | 7.14% | 7.58% | 6.96% | 7.24% | 7.67% |
| S$1.07 | 6.87% | 7.07% | 7.50% | 6.90% | 7.17% | 7.60% |
| S$1.08 | 6.81% | 7.01% | 7.44% | 6.83% | 7.10% | 7.53% |
| S$1.09 | 6.74% | 6.94% | 7.37% | 6.77% | 7.04% | 7.46% |
| **S$1.10** | **6.68%** | **6.88%** | **7.30%** | **6.71%** | **6.97%** | **7.39%** |



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# Greater income diversification

2. ***CMT will have an enlarged portfolio of assets in which no more than 37.1% of the total net property income will be derived from any one property, down from 49% prior to the acquisition.***

**Before Acquisition**

Funan 20%
TM 49%
J8 31%

**After Acquisition**

IMM 24%
TM 37%
Funan 15%
J8 24%




CapitaMall
Trust

# Stronger geographical diversification

3. ***The acquisition will allow CMT to diversify its portfolio of properties such that it can cater to different tenancy demands in different parts of Singapore***

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# Potential for Enhancement

## 4. *Opportunities for growth through optimising the usage of retail space of IMM Building.*

**Proposed Asset Enhancement Scheme**

- Create more valuable lettable retail space on Level 1 by transferring areas from less valuable secondary corridor retail space on levels 2 and 3;
- Expected to yield approximately 53,700 sq ft of new NLA on level 1
- Creates a stronger circulation aisle and improved customer traffic linkages by installing travellators
- The Manager has yet to obtain the necessary approvals for the asset enhancement scheme, however the architect has indicated is in compliance the current requirements and guidelines of the relevant authorities.

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# Asset enhancement plan

| Decant level 5 warehouse space into other space | Convert retail space to warehouse space on levels 2 & 3 | New retail space on level 1 |
|---|---|---|
| • Level 5 warehouse space to be transferred to level 2 & 3 warehouse<br>• Convert such level 5 space into open space for promotional activities | • Transfer levels 2 & 3 secondary retail NLA onto level 1<br>• Convert such space on levels 2 & 3 into warehouse (transferred from level 5) | • Create new retail NLA on level 1 at the current on-grade car park |
| **Level 5**<br>NLA: 53,700 sft<br>Avg. Rental: vacant | **Level 3**<br>NLA: 23,000 sft<br>Avg. Rental: S$6.50 psf<br>**Level 2**<br>NLA: 30,700 sft<br>Avg. Rental: S$6.30 psf | NLA: 53,700 sft<br>Avg. Rental: S$16.00 psf |

# IMM Building - property details

## More than 80% of income derived from retail

| Gross Floor Area | | 1,426,518 sq ft | |
|---|---|---|---|
| Net Lettable Area/Occupancy | | Net Lettable Area | Occupancy |
| | Retail : | 382,414 sq ft | 99.5% |
| | Office : | 62,239 sq ft | 95.0% |
| | Warehouse : | 410,705 sq ft | 66.8% |
| | Total : | 855,358 sq ft | 83.5% |
| Number of tenants | | 535 | |
| Major tenants | | Giant hypermarket<br>Best Denki<br>Daiso | |
| Car parking lots | | 1,413 | |
| Title | | Leasehold 30 years (with effect from 23 January 1989) renewable for a further 30-year term) | |
| Net Property Income (S$ million) | Pro forma 2002 | 22.3 | |
| | Forecast Jun-Dec 2003 | 12.4 | |
| | Projection 2004 | 22.1 | |
| Valuation (1 February 2003) | | S$280.0 million | |

# IMM Building - financial information

| | Pro forma | Forecast | Projection |
|---|---|---|---|
| | January – December 2002 | June – December 2003[1] | January – December 2004 |
| **Gross Revenue (S$ million)** | **45.5** | **25.8** | **45.0** |
| Retail | 35.6 | 21.8 | 37.5 |
| Office / Warehouse | 7.6 | 3.6 | 6.5 |
| Other income | 2.3 | 0.4 | 1.0 |
| Less property expense (S$ million) | 23.2 | 13.4 | 22.9 |
| Net property income (S$ million) | 22.3 | 12.4 | 22.1 |
| Property yield[2] | 8.4% | 8.0[3] | 8.4%[3] |

1 Assuming that the acquisition is completed by the end of May 2003 and only the net property income of IMM Building from 1 Jun 2003 to 31 Dec 2003 will be accruing to CMT.

2 Based on the total estimated acquisition costs of S$264.5 mil incurred for IMM Building

3 Annualised figure



82-4504

# IMM Building – competitive strengths

| | |
|---|---|
| ✓ **Strategic location** | ▪ IMM Building enjoys a high level of connectivity with the Jurong East MRT and bus interchange, both generating high volumes of pedestrian traffic. |
| ✓ **Large trade area** | ▪ IMM Building serves a large trade area, including the HDB heartlands in Jurong, Bukit Batok and Clementi where there are few shopping centres. |
| ✓ **High Occupancy level** | ▪ As at 31 Jan 2003, the occupancy rate for retail was approximately 99.5%, reflecting strong demand for retail space. |
| ✓ **Diverse tenant base** | ▪ The Property has a large tenant base of 535 tenants, as of 31 Jan 2003.<br>▪ The tenant mix includes popular household brand names and diverse anchor tenants such as Giant hypermarket, Best Denki, Daiso Discount Store, Palm Springs Seafood Restaurant and Yunnan Garden Restaurant. |
| ✓ **Large floor plate** | ▪ IMM has large floor plates that exceed 285,000 $ft^2$ per floor |
| ✓ **Abundant carparking** | ▪ IMM has an abundance of carparking with over 1,400 lots, well above most Singapore suburban malls |


CapitaMall
Trust
Financial performance

02-4507

# CMT Combined Profit Forecast

| S$'mil | Full-year 2003 | | Jun – Dec 2003 | | 2004 | |
|---|---|---|---|---|---|---|
| | IPO | Revised Forecast | Before IMM[1] | After IMM[2] | Before IMM[1] | After IMM[2] |
| Gross Revenue | 89.5 | 91.9 | 53.8 | 79.6 | 96.1 | 141.1 |
| Property Operating Expenses | (26.7) | (26.4) | (15.5) | (29.0) | (29.6) | (52.5) |
| Net Property Income | 62.8 | 65.5 | 38.3 | 50.6 | 66.5 | 88.6 |
| Trust Expenses | (13.7) | (14.0) | (8.1) | (11.8) | (14.3) | (21.1) |
| Net Investment Income before Tax | 49.1 | 51.5 | 30.2 | 38.8 | 52.2 | 67.5 |
| Non-Tax Deductible/ (Chargeable) items | 2.5 | 2.6 | 1.5 | 1.5 | 2.7 | 2.7 |
| Distributable income | 51.6 | 54.1 | 31.7 | 40.3 | 54.9 | 70.2 |
| **Annualised DPU (¢)** | **6.96** | **7.30** | **7.35[3]** | **8.03[3]** | **7.38** | **8.13** |

1 Based on CMT's existing gearing of 20.7%

2 Assuming that 119.8 million units are issued pursuant to the proposed issue and that the additional borrowings incurred by CMT to partly fund the acquisition increase CMT's gearing to 27.9%

3 Annualised figure

82-4507

# CMT balance sheet

**AS AT 31 DEC 2002**

| | **Actual** (S$'000) | **Adjusted** (S$'000) | **Inclusive of the IMM** (S$'000) |
|---|---|---|---|
| Total Assets | 990,222 | 965,252 | 1,260,818 |
| *Less* Total Liabilities | 229,002 | 229,002 | 391,192 |
| **Net Assets** | **761,220** | **736,250** | **869,626** |
| *Represented by:* | | | |
| Unitholder funds | **761,220** | **736,250** | **869,626** |
| Units in issue ('000) | 738,561 | 738,561 | 858,361 |
| Net Asset Value Per Unit (S$) | **1.03** | **1.00** | **1.01** |


CapitaMall
Trust
Circular to Unitholders


Circular to Unitholders

**To seek unitholders' approval for:**





- Proposed acquisition of IMM Building (major transaction).

- Proposed issue of 119.8 million new units and the consequential adjustments to the distribution period.



- Interested party transactions in connection with the acquisition as the total aggregation exceeds 5% of NAV.



- Amend Trust Deed to permit payment of the performance component of asset management fee in cash in respect of IMM Building & all other properties to be acquired by CMT in future.


CapitaMall
Trust

82-4507

# Indicative Timetable

| Date | Action |
|---|---|
| 13 May 03 | Dispatch circular to Unitholders |
| 30 May 03 | EGM of unitholders & announcement of EGM results |
| 04 Jun 03 | Last day of trading on "cum basis" for the preferential offering |
| 09 Jun 03 | Book closure date to determine eligibility of unitholders in the preferential placement |
| End Jun 03 | Expected completion of IMM acquisition |

# Delivering Performance

- The Manager remains committed to exceeding expectations.
- Unitholders' are urged to use CMT's past performance as an indication of managements commitment to delivering on the proposed outcome of the acquisition
- Examples of how the Manager has delivered performance:



  - Exceeded 2002 IPO Forecast DPU by 8.5%
  - Delivering sustainable growth and value through asset enhancements
  - Achieving sustainable cost savings through economies of scale
  - Established industry best practice standards in retail management

- The rebound of pedestrian traffic during SARS stands testament to the quality of the CMT properties
- More than 98% of income is secured through base rent and less than 2% tied to Gross Turnover Rent, which provides upside for unitholders



82-4507

MASNET No. 127 OF 16.05.2003
Announcement No. 127

**CAPITALAND LIMITED**

## ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED - "APPOINTMENT & RESIGNATION OF SENIOR MANAGEMENT"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

03 JUN 19 AM 7:21

RH-16May.pdf

Submitted by Tan Wah Nam, Company Secretary on 16/05/2003 to the SGX

MASNET No. 61 OF 16.05.2003
Announcement No. 61



RAFFLES HOLDINGS LIMITED

## Appointment & Resignation of Senior Management

The Board of Directors of Raffles Holdings Limited (the "Company") wishes to announce the following :-

1. Mr Tan Choon Kwang who has been with the Group in various capacities since August 1984, has assumed a position in the Company's wholly-owned subsidiary, Raffles International Limited as its Senior Vice President, Corporate Development with effect from 5 May 2003. Prior to this appointment, Mr Tan was the General Manager of Merchant Court Hotel, Sydney.

   Mr Tan will be responsible for leading organisational and performance improvement initiatives. He will also manage the change management process and provide corporate and organisational development services and support to Senior Management across the Group.

2. Mr Manvinder P.S. Puri, Senior Vice President (Operations) of the Company and Regional Senior Vice President (Asia-Pacific) of Raffles International Limited, has tendered his resignation and his last day of service with the Company is 30 May 2003.

   The Board extends its appreciation to Mr Puri for his past services and wishes him the best in his future endeavours.

Submitted by Emily Chin, Company Secretary on 16/05/2003 to the SGX

MASNET No. 90 OF 19.05.2003
Announcement No. 124

82-4507

**CAPITALAND LIMITED**

## ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "PROPOSED ACQUISITION OF IMM BUILDING - WAIVERS IN RESPECT OF RULE 812(1) OF THE LISTING MANUAL"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMT Annc - Rule 812(1).PD

03 JUN 19 AM 7:21

Submitted by Tan Wah Nam, Company Secretary on 19/05/2003 to the SGX

(2) the Directors of the Manager and their immediate family members may apply for new Units under the ATM Offering. In the event that the Directors of the Manager and/or their immediate family members are allotted new Units under the ATM Offering, the Manager will announce the allotment of these units.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Winnie Tan
Company Secretary

19 May 2003

**Important Notice**

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CMTML or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request CMTML to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

All forecasts and projections are based on CMTML's assumptions as explained in the circular issued on 13 May 2003 by CMTML, as manager of CMT ("**Circular**"). Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the issue price range specified in the Circular. The forecasted and projected financial performance of CMT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the whole of the Circular for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT.

---

82-4507

MASNET No. 96 OF 20.05.2003
Announcement No. 98

**CAPITALAND LIMITED**

## ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED - "RE-APPOINTMENT OF DIRECTORS TO THE AUDIT COMMITTEE"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML") has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMT Annc - Re-appt of Dirs to AC.p

Submitted by Jessica Lum, Assistant Company Secretary on 20/05/2003 to the SGX

82-4507

MASNET No. 95 OF 20.05.2003
Announcement No. 97

CAPITAMALL TRUST

## RE-APPOINTMENT OF DIRECTORS TO THE AUDIT COMMITTEE

The Board of Directors of CapitaMall Trust Management Limited ("CMTML"), the Manager of CapitaMall Trust, wishes to announce that at the Annual General Meeting (" AGM") of CMTML, Mr Hsuan Owyang and Mr James Glen Service were re-appointed as Directors pursuant to Section 153(6) of the Companies Act, Cap. 50 to hold office until the next AGM of CMTML.

Upon re-election, Mr Owyang and Mr Service remained respectively as Chairman and member of the Audit Committee and are considered independent pursuant to Rule 704(8) of the Listing Manual.

Subsequent to the above, the compositions of the Board of Directors and the Audit Committee remain unchanged, and are as follows:

**Board of Directors**

Mr Hsuan Owyang
Mr Liew Mun Leong
Mr James Glen Service
Mr David Wong Chin Huat
Mr Pua Seck Guan
Mr Kee Teck Koon
Mr Hiew Yoon Khong
Mr Lui Chong Chee
Mr S. Chandra Das
Mr Chay Wai Chuen (alternate Director to Mr S. Chandra Das)

**Audit Committee**

Mr Hsuan Owyang
Mr James Glen Service
Mr Lui Chong Chee

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Winnie Tan
Company Secretary
20 May 2003

Submitted by Winnie Tan, Company Secretary, CapitaMall Trust Management Limited (as manager of CapitaMall Trust) on 20/05/2003 to the SGX

**CAPITALAND LIMITED**

# ANNOUNCEMENT - PRESENTATION ON CAPITALAND LIMITED'S CHINA OPERATIONS

Attached for information are the presentation materials in connection with the abovementioned presentation given by Mr Lim Ming Yan, Chief Executive Officer of CapitaLand China Holdings Pte Ltd, an indirect wholly-owned subsidiary of CapitaLand Limited, on 21 May 2003.

presentation.pdf

Submitted by Tan Wah Nam, Company Secretary on 21/05/2003 to the SGX

03 JUN 19 AM 7:21

CapitaLand

China

# Agenda

I. CapitaLand Group Business Structure

II. CapitaLand's Profile in Mainland China

III. Our Projects in China


CapitaLand
China

# Group Business Structure

CapitaLand



CapitaLand
Residential



CapitaLand
Commercial



CapitaLand
Financial



PREMAS
INTERNATIONAL



Raffles
HOLDINGS



THE
ASCOTT
GROUP

CapitaLand
China

82-4507

# CapitaLand's Profile in Mainland China

- ⇨ Started in 1994

- ⇨ Core Businesses

1. Residential
2. Commercial
3. Serviced Residences — THE ASCOTT GROUP
4. Hotel


Raffles
INTERNATIONAL
Hotels & Resorts

swissôtel

5. Property Services


CUSHMAN &
WAKEFIELD
PREMAS


CapitaLand
China

# CapitaLand's Profile in Mainland China

**GROUP 2002 REVENUE – By Geography**
**TOTAL = $3,264m**


Others, $37m, 1%
Singapore, $1,269m,39%
Europe, $276m, 9%
Other Asia, $120m, 4%
China, $341m, 10%
Australia & NZ, $1,221m, 37%

**GROUP 2002 EBIT – By Geography**
**TOTAL = $767m**


Others, $15m, 2%
Europe, $22m, 3%
Other Asia, $62m, 8%
China, $91m, 12%
Singapore, $425m, 55%
Australia & NZ, $152m, 20%


CapitaLand
China

# CapitaLand's Profile in Mainland China

⇨ China's 2002 $91 million EBIT came from:

- Residential $66 million
- Commercial $10 million
- Others $15 million

⇨ China Footprint:

- Mainly in Shanghai & Beijing


CapitaLand
China

# Residential Projects

## ⇨ Completed: > 4,000 units

- Parkville
- Springdale Garden
- Chrysanthemum Park
- Summit Panorama
- Manhattan Heights

## ⇨Under Development :

> 4,000 units

- Summit Residences
- Oasis Riviera
- La Cite
- Xiao Guan Bei Li ( Beijing)


Chrysanthemum Park
Summit
Panorama
Manhattan
Heights
CapitaLand
China

# Planned 2003 Residential Launches

| | Summit Residences | La Cite | Oasis Riviera |
|---|---|---|---|
| Total Number of Units | 913 | 730 | 2,000 |
| Units Launched | 796 | - | - |
| Percentage sold | 69% | - | - |
| Expected Launch Date | Balance 117 units in 4Q 2003 | Approx. 500 from 2Q 2003 | Approx. 500 in 2H 2003 |
| Saleable Area* (sm) | 129,000 | 115,000 | 270,000 |
| Land Cost* (RMB psm) | 2,500 | 2,900 | 2,500 |

*** Based on gross floor area**

**Note : Construction costs in Shanghai, on a bare shell basis, typically range from RMB 2,000 – 2,500 psm of gross floor area.**
**Finishing, if provided, adds another RMB 1,000- 2,500 psm of gross floor area.**


CapitaLand
China

# Commercial Projects



- Raffles City
- Pidemco Tower
- Huiteng Metropolis
- Plot 9-1 (New)


Raffles City
百騰大厦
PIDEMCO TOWER
PIDEMCO TOWER

Total NLA :

**More than 330,000 sqm or 3.5 m sq ft**


CapitaLand
China

# Serviced Residences

**Largest serviced apartment player in China**

- The Ascott Pudong, Shanghai
- Somerset Grand, Shanghai
- Somerset Xuhui, Shanghai
- The Ascott Beijing
- Somerset Fortune Garden, Beijing
- Luxury Apartments, Beijing
- Somerset Olympic Tower, Tianjin

**Total: Over 1,500 units**








SOMERSET
SERVICED RESIDENCES

THE ASCOTT
SERVICED RESIDENCES


THE ASCOTT


CapitaLand
China


CapitaLand
China

# Hotels



Raffles
INTERNATIONAL
Hotels & Resorts


swissôtel

2 hotels in operation:

- Swissotel Beijing (423 rooms)
- Swissotel Dalian (327 rooms)



Swissotel Beijing



Swissotel Dalian

CapitaLand China

82-4507



03 JUN 19 AM 7:21

**CapitaLand Limited**
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

## SUBSCRIPTION FOR ADDITIONAL ORDINARY SHARES IN THE CAPITAL OF WINGEM INVESTMENT PTE LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Azurite Land Pte Ltd ("Azurite"), has on 21 May 2003 subscribed for an additional 247,500 ordinary shares of S$1.00 each at par in the ordinary share capital of Wingem Investment Pte Ltd ("Wingem"), an associated company of Azurite.

The consideration is satisfied by the capitalisation of an amount equivalent to S$247,500 from part of the outstanding shareholder loans owing by Wingem to Azurite. The net tangible asset value of Wingem as of 31 December 2002 was S$221.16 per share.

Following the aforesaid subscription, Azurite's shareholding in Wingem has increased from 2,500 ordinary shares to 250,000 ordinary shares, whilst its interest in Wingem remains unchanged at 25%.

The increase in the issued and paid-up ordinary share capital of Wingem from the existing S$10,000 to S$1,000,000 is for the purpose of complying with the requirements of the Singapore Land Authority in relation to the change of use of Wingem's property at the junction of Penang Road and Clemenceau Avenue from "hotel" to "commercial and residential".

The aforesaid subscription is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the current financial year ending 31 December 2003.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the aforesaid subscription.

By Order of the Board

Tan Wah Nam
Company Secretary
21 May 2003

s : sec/sgx annc/shares/crl.wingem share increase.doc
20 May 2003



**CapitaLand Limited**
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

## DEREGISTRATION OF PREMAS HONG KONG LIMITED

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that PREMAS Hong Kong Limited ("PHKL"), a company incorporated in Hong Kong, has on 9 May 2003 been deregistered in Hong Kong pursuant to Section 291AA(9) of the Companies Ordinance of Hong Kong.

PHKL was 70% held by PREMAS International Limited, an indirect wholly-owned subsidiary of CapitaLand. The other 30% was held by DLS Management Limited.

The deregistration is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the current financial year ending 31 December 2003.

By Order of the Board

Tan Wah Nam
Company Secretary
22 May 2003

S:ses/sgx annc/cps/Deregistration – Premas HK.doc
22May03 (TWN/tln)

MASNET No. 90 OF 22.05.2003
Announcement No. 94

82-4507

**CAPITALAND LIMITED**

## ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "CHANGES IN SENIOR MANAGEMENT APPOINTMENTS"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Ascott's annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 22/05/2003 to the SGX

MASNET No. 68 OF 22.05.2003
Announcement No. 72

**THE ASCOTT GROUP LIMITED**

## CHANGES IN SENIOR MANAGEMENT APPOINTMENTS

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that Mr. Benett Theseira will relinquish his role as Chief Corporate & Investment Officer of the Company with effect from 26 May 2003. Mr. Gan Juay Kiat will assume the role of the Company's Chief Corporate Officer with effect from the same date.

Following the Company's recent acquisition of 50% of the Citadines serviced residence chain in Europe, Mr. Theseira has been appointed as Managing Director (Europe) and will be the regional head of the Company's business in Europe. In addition, Mr. Theseira will also head the Company's operations in the United Kingdom. Mr. Theseira will remain as a member of the Company's Executive Management Committee.

The Company will be appointing a Chief Investment Officer in due course. In the meantime, Mr. Theseira will continue to oversee this portfolio.

With the above changes, the Company's Executive Management Committee will be reconstituted as from 26 May 2003, comprising the following members:-

Mr. Eugene Paul Lai Chin Look, Managing Director/Chief Executive Officer
Mr. Cameron Ong Ah Luan, Deputy Chief Executive Officer (Operations)
Mr. Stanley Ling, Chief Financial Officer
Mr. Gan Juay Kiat, Chief Corporate Officer
Mr. Benett Theseira, Managing Director (Europe)

By order of the Board
Shan Tjio
Company Secretary
22 May 2003

Submitted by Keong Wen Hui, Asst Company Secretary on 22/05/2003 to the SGX

82-4507

03 JUN 19 AM 7:21

MASNET No. 64 OF 26.05.2003
Announcement No. 65

**CAPITALAND LIMITED**

## ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "INCREASE IN INVESTMENT IN WESTLAKE DEVELOPMENT COMPANY LIMITED"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.


ascott.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 26/05/2003 to the SGX

# THE ASCOTT GROUP LIMITED

## ANNOUNCEMENT

### INCREASE IN INVESTMENT IN WESTLAKE DEVELOPMENT COMPANY LIMITED

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that West Lake Development Company Limited ("West Lake"), an indirect subsidiary of the Company, has recently increased its share capital by USD1,730,390, from USD3,101,428 to USD4,831,818.

The Company holds a 70% interest in West Lake through The Ascott (Vietnam) Investments Pte Ltd ("TAVI"), an indirect wholly owned subsidiary of the Company. TAVI has increased its investment in West Lake by USD1,211,273, equivalent to 70% of USD1,730,390.

West Lake was set up by the Company together with an unrelated joint venture partner, which holds the remaining 30% interest in West Lake, to develop the serviced residences known as Somerset West Lake located in Hanoi, Vietnam. The aforesaid increase in the share capital of West Lake is for the purpose of further development at Somerset West Lake.

The Company's interest in West Lake remains at 70% after the increase.

By order of the Board

Shan Tjio
Company Secretary
26 May 2003

**CAPITALAND LIMITED**

## ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "DIRECTORSHIP CHANGES AND RECONSTITUTION OF COMMITTEES"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

Raffles' annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 26/05/2003 to the SGX

MASNET No. 44 OF 26.05.2003
Announcement No. 45


**RAFFLES HOLDINGS LIMITED**

## Directorship Changes and Reconstitution of Committees

The Board of Directors of Raffles Holdings Limited (the "Company") wishes to announce the following changes to the Board of Directors which will take effect from 26 May 2003 :

1. Mr Giam Chin Toon's, Dr Loo Choon Yong's and Ms Jennie Chua Kheng Yeng's appointment as Directors ; and
2. Mr Eugene Paul Lai Chin Look and Mr Wong Toon King who have stepped down as Directors.

The Board of Directors would like to express their appreciation to Mr Eugene Paul Lai Chin Look and Mr Wong Toon King for their invaluable contributions to the Company during their term of office.

With the above changes, the Company's Board will now comprise of the following Directors :

1. Mr Cheng Wai Keung (Chairman)
2. Mr Liew Mun Leong (Deputy Chairman)
3. Ms Jennie Chua Kheng Yeng (President & Chief Executive Officer)
4. Ms Chew Gek Khim
5. Mr Christopher Forbes
6. Mr Winston Tan Cheow Kim
7. Mr Tham Kui Seng
8. Mr Ernest Wong Yuen Weng
9. Mr Lui Chong Chee
10. Mr Giam Chin Toon
11. Dr Loo Choon Yong

The detailed template announcements, pursuant to Rule 704(7) of the Listing Manual, containing the particulars of Mr Giam Chin Toon, Dr Loo Choon Yong and Ms Jennie Chua Kheng Yeng will be released separately to the SGX-ST.

Following the above changes, the following committees of the Company will also be reconstituted with effect from 26 May 2003 :

Audit Committee
Ms Chew Gek Khim (Chairman), Non-Executive, Independent
Mr Winston Tan Cheow Kim, Non-Executive
Mr Giam Chin Toon, Non-Executive, Independent

Mr Giam Chin Toon is considered an independent director of the Company in accordance with the provisions in Rule 704(8) of the Listing Manual.

Executive Committee
Mr Liew Mun Leong (Chairman)
Ms Jennie Chua Kheng Yeng
Mr Tham Kui Seng
Mr Winston Tan Cheow Kim
Mr Lui Chong Chee
Dr Loo Choon Yong
Ms Leong Wai Leng

Corporate Disclosure Committee
Mr Giam Chin Toon (Chairman)
Mr Winston Tan Cheow Kim
Mr Tham Kui Seng

Treasury Committee
Mr Lui Chong Chee (Chairman)
Mr Ernest Wong Yuen Weng
Ms Leong Wai Leng

Submitted by Emily Chin, Company Secretary on 26/05/2003 to the SGX

**CAPITALAND LIMITED**

## PROVISIONAL PERMISSION OBTAINED FOR TRADEMART SITE

**CAPITALAND LIMITED** **HWA HONG CORPORATION LIMITED**

03 JUN 19 AM 7:21

**ANNOUNCEMENT**

**PROVISIONAL PERMISSION OBTAINED FOR TRADEMART SITE**

CapitaLand Limited ("CapitaLand") and Hwa Hong Corporation Limited ("HH") wish to announce that provisional planning approval has been received to redevelop the Trademart site located at Martin Road into a condominium comprising 3 blocks of 43 storey apartments with carparks and ancillary facilities. This freehold site is strategically located, and has the potential to be developed into a waterfront condominium that enjoys an excellent view of the Singapore River. A total of over 600 units can be built on the site.

CapitaLand and HH each owns a 50% stake in Riverwalk Promenade Pte Ltd ("RWPPL"), the joint venture company which owns the Trademart site. CapitaLand's stake in RWPPL is held through its indirect wholly-owned subsidiary, CRL Realty Pte Ltd. HH holds its stake in RWPPL through its wholly-owned subsidiary, Singapore Warehouse Company (Private) Ltd. CapitaLand will be the project manager for the redevelopment of the Trademart site.

By Order of the Board

Tan Wah Nam
Company Secretary
CapitaLand Limited

By Order of the Board

Tan Mee Choo
Company Secretary
Hwa Hong Corporation Limited

28 May 2003

Submitted by Tan Wah Nam, Company Secretary on 28/05/2003 to the SGX

MASNET No. 107 OF 29.05.2003
Announcement No. 107

**CAPITALAND LIMITED**

## ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED –"SUBSCRIPTION OF SHARES IN S.R.E.F. (MANAGERS) COMPANY LIMITED, THAILAND"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

SREF-Subscription.pd

Submitted by Jessica Lum, Assistant Company Secretary on 29/05/2003 to the SGX

03 JUN 19 AM 7:21

## THE ASCOTT GROUP LIMITED

## ANNOUNCEMENT

**SUBSCRIPTION OF SHARES IN S.R.E.F (MANAGERS) COMPANY LIMITED, THAILAND**

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that Ascott Residences Pte Ltd ("Ascott Residences"), a wholly owned subsidiary of the Company incorporated in Singapore, has recently subscribed for its 30% equity interest (comprising 30,000 ordinary shares of THB10 each) in S.R.E.F (Managers) Company Limited ("SREFM") for THB300,000 (equivalent to approximately SGD12,300).

SREFM is a joint venture company established by Golden Land Property Development Public Company Limited ("Golden Land") and Ascott Residences to provide asset management services to Siam Real Estate Fund.

Siam Real Estate Fund is a joint venture property fund set up between Golden Land (60%) and the Company (40%) to invest in prime serviced residence and residential properties in Thailand.

By order of the Board

Shan Tjio
Company Secretary
29 May 2003

kk/D:\TAGL\SGX\Announcement2003\General\SREF-Subscription.doc



**CapitaLand Limited**
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

03 JUN 19 AM 7:21

**APPOINTMENT OF DIRECTOR**

The Board of Directors of CapitaLand Limited (the "Company") wishes to announce the appointment of Mr Andrew Robert Fowell Buxton as a Director of the Company with effect from 1 June 2003.

Following the appointment of Mr Andrew Buxton, the Board of Directors of the Company will comprise the following Directors:

Mr Philip Yeo Liat Kok - Chairman
Mr Hsuan Owyang - Deputy Chairman
Mr Liew Mun Leong - President & CEO
Mr Andrew Robert Fowell Buxton
Sir Alan Cockshaw
Mr Richard Edward Hale
Mr Lim Chin Beng
Mr Peter Seah Lim Huat
Mr Sum Soon Lim
Mr Jackson Peter Tai
Mr Lucien Wong Yuen Kuai

By Order of the Board

Tan Wah Nam
Company Secretary
30 May 2003

s:sec/SGX annc/officers/Appointment of Dir–AB.doc
29 May 2003 (JLMS/tln)

## CAPITALAND LIMITED

### Announcement Of Appointment Of Independent Director

03 JUN 19 AM 7:21

| | |
|---|---|
| **Date of appointment:** | 01/06/2003 |
| **Name:** | Andrew Robert Fowell Buxton |
| **Age:** | 64 |
| **Country of principal residence:** | United Kingdom |
| **Whether appointment is executive, and if so, the area of responsibility:** | Non-Executive |
| **Working experience and occupation(s) during the past 10 years:** | From 1992 to 1999<br>Chairman of Barclays Bank PLC<br><br>From 1994 to 1998<br>Chairman of Department of Trade and Industry Overseas Project Board<br><br>From 1995 to 1998<br>Chairman of Charing Cross & Westminster Medical School<br><br>From 1997 to 2001<br>Director, Bank of England<br><br>From 1998 to 2002<br>President, British Bankers' Association<br><br>From 1994 to 1999<br>Chairman, Confederation of British Industry Economic Affairs Committee<br><br>Year 1999<br>Senior Advisor - Middle East and North Africa Barclays Bank<br>Chairman, Cairo Barclays<br>Chairman, European Service Forum<br>Advisor to the Board Akbank, Istanbul<br>Deputy Chairman, Xansa PLC<br><br>Year 2000<br>Chairman of Saudi-British Business Council |

**Other directorships**

**Past (for the last five years)**

Ahli United Bank
Bank of England
Charing Cross and Westminster Medical School
Imperial College of Science, Technology and Medicine

**Present**

Allied Schools Limited
CapitaLand Financial Limited
CapitaLand UK Holdings Limited
Pigeon Properties Ltd
Xansa PLC

| | |
|---|---|
| **Shareholding in the listed issuer and its subsidiaries:** | None |
| **Family relationship with any director and/or substantial shareholder of the listed** | None |

Conflict of interest: None 82-4507

Declaration by a Director, Executive Officer or Controlling Shareholder
( As required per Appendix 2.4)

If the answer to the following is "Yes", full details must be provided. If "No", please indicate.

1(a) Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?
○ Yes ● No

1(b) Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?
○ Yes ● No

1(c) Were you in the last 10 years a director or an executive officer of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?
○ Yes ● No

2. Are there any unsatisfied judgements outstanding against you ?
○ Yes ● No

3. Have you been convicted of any offence, in SIngapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?
○ Yes ● No

4. Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?
○ Yes ● No

5. Have you received judgment against you in any civil proceedings in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?
○ Yes ● No

6. Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?
○ Yes ● No

7. Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?
○ Yes ● No

8. Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?
○ Yes ● No

9. Have you , to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company, or partnership occurring or arising during the period when you were so concerned with the company, or partnership?
○ Yes ● No

Submitted by Tan Wah Nam, Company Secretary on 30/05/2003 to the SGX



**CapitaLand Limited**
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

## SALE OF REMAINING UNITS IN THOMSON PLAZA

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Thomson Plaza (Private) Limited ("TPPL"), has today entered into a sale purchase agreement (the "Agreement") with Song Aloha Pte Ltd ("Song Aloha"), a party unrelated to the CapitaLand Group, to dispose of the property (the "Divestment") known as Unit Nos. 03-24 to 24C on the 3rd storey of Thomson Plaza (the "Units") at 301 Upper Thomson Road Singapore for a consideration of S$9.65 million (the "Consideration").

TPPL is wholly-owned by CapitaLand Commercial Limited, which in turn is wholly-owned by CapitaLand.

Under the terms of the Agreement:

1. the Consideration, which was arrived at on a willing seller-willing buyer basis, shall be satisfied in cash in the following manner:

    (i) upon the execution of the Agreement earlier today, a deposit equivalent to 10% of the Consideration and the goods and services tax ("GST") thereon is payable and was paid by Song Aloha to TPPL; and

    (ii) the balance of 90% of the Consideration and GST thereon is payable by Song Aloha to TPPL on the date of completion of the Divestment, which is expected to take place by 28 August 2003; and

2. the completion of the Divestment is conditional upon, amongst other things, Song Aloha receiving satisfactory legal replies to the legal requisitions and interpretation plans sent to the various government departments.

The net book value of the Units as at 31 December 2002 is S$10 million, as derived from the most recent valuation carried out in November 2002 in conjunction with CapitaLand's year-end valuation of its assets.

The Divestment is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the current financial year ending 31 December 2003.

Upon completion of the Divestment, TPPL will no longer hold any unit in Thomson Plaza. The sale proceeds from this transaction will be used to reduce borrowings or fund other investments.

2/...





None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the Divestment.

A copy of the Agreement is available for inspection at CapitaLand's registered office at 168 Robinson Road #30-01 Capital Tower, Singapore 068912, during normal business hours for a period of 3 months from the date of this announcement.

By Order of the Board

Tan Wah Nam
Company Secretary
30 May 2003

s:\sec\sgxannc\Divestmt\CCL.TPPL.300503.doc

MASNET No. 51 OF 30.05.2003
Announcement No. 51

82-4507

**CAPITALAND LIMITED**

## ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "RESULTS OF THE EXTRAORDINARY GENERAL MEETING HELD ON 30 MAY 2003 AND CONFIRMATION OF BOOKS CLOSURE DATE"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMTML had also posted the slides presented at its Extraordinary General Meeting held today. For details, please refer to the SGX website www.sgx.com.sg.

CMTML's annc.pd

Submitted by Tan Wah Nam, Company Secretary on 30/05/2003 to the SGX

03 JUN 19 AM 7:21

82-4507

MASNET No. 11 OF 30.05.2003
Announcement No. 11

**CAPITAMALL TRUST**

# RESULTS OF THE EXTRAORDINARY GENERAL MEETING HELD ON 30 MAY 2003 AND CONFIRMATION OF BOOKS CLOSURE DATE

*The Board of Directors of CapitaMall Trust Management Limited, the manager of CapitaMall Trust* ("**CMT**"), is pleased to announce that at the Extraordinary General Meeting ("**EGM**") of the unitholders of CMT held on 30 May 2003, all 4 inter-related resolutions with respect to the proposed acquisition of IMM Building as set out in the Notice of EGM dated 13 May 2003 were duly passed.

CapitaMall Trust Management Limited, as manager of CMT, is thus pleased to confirm that the Transfer Books and Register of Unitholders of CMT will be closed on **9 June 2003** at **5.00 p.m.** (the "**Books Closure Date**") for the purpose of determining the provisional allocation of Singapore Registered Unitholders* under the proposed preferential offering of up to 74.0 million new units in CMT ("**Units**") to Singapore Registered Unitholders on a non-renounceable basis of 1 new Unit for every 10 existing Units held as at the Books Closure Date.

** Unitholders at the Books Closure Date other than those whose registered addresses with The Central Depository (Pte) Limited are outside Singapore and who have not, at least 5 market days prior to the Books Closure Date, provided The Central Depository (Pte) Limited with addresses in Singapore for service of notices and documents.*

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Winnie Tan
Company Secretary
Singapore
30 May 2003

Submitted by Winnie Tan, Company Secretary, CapitaMall Trust Management Limited (as manager of CapitaMall Trust) on 30/05/2003 to the SGX


CapitaMall Trust
Acquisition of IMM Building
CapitaMall Trust
Extraordinary General Meeting
30 May 2003

## Important Notice

This material or our presentation is for informational purposes only and should be read in conjunction with the circular issued by the Manager (as manager of CapitaMall Trust ("CMT")) on 13 May 2003 ("**Circular**").

This material or our presentation does not constitute an offer or an invitation of units in CMT ("**Units**"). The value of units in CMT and the income from them may fall as well as rise. Units in CMT are not obligations of, deposits in, or guaranteed by, CapitaMall Trust Management Limited (the "**Manager**" or "CMTML") or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on Singapore Exchange Securities Trading Limited ("**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

This material may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events. **All forecasts and return projections are based on a specified range of issue prices per Unit and on the Manager's assumptions as explained in Appendix 5 of the Circular.** You are advised to read the Circular carefully. Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the issue price range specified in the Circular. The major assumptions are certain expected levels of property rental income and property expenses over the relevant periods, which are considered by the Manager to be appropriate and reasonable as at the date of the Circular. The forecasted and projected financial performance of CMT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the whole of the Circular for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT.

2

82-4507


CapitaMall
Trust
Summary of Approvals Sought

## Resolutions

**To seek unitholders' approval for:**

- ☑ Proposed acquisition of IMM Building *(Resolution 1 – Ordinary Resolution).*
- ☑ Proposed issue of 119.8 million new units and the consequential adjustments to the distribution period *(Resolution 3 – Extraordinary Resolution).*
- ☑ Interested person transactions in connection with the acquisition as the total aggregation exceeds 5% of NAV *(Resolution 2 – Ordinary Resolution).*
- ☑ Amend Trust Deed to permit payment of the performance component of asset management fee in cash in respect of IMM Building & all other properties to be acquired by CMT in future *(Resolution 4 – Extraordinary Resolution).*

4

CapitaMall Trust


CapitaMall
Trust
Resolution 1 – Ordinary Resolution
To Approve the Acquisition of IMM Building

## IMM Building Acquisition will ↑ Unitholder DPU

1. ***Proposed IMM acquisition expected to generate higher DPU due to the attractive property yield of IMM Building and improvement to the existing capital structure.***

| | | | 2003 Revised Forecast[1] | | | 2004 Revised Forecast | | |
|---|---|---|---|---|---|---|---|---|
| | IPO 2003 Forecast | Q1 2003 Annualised | Before IMM | After IMM[2] | Variance | Before IMM | After IMM[2] | Variance |
| DPU (¢) | 6.96 | 7.34 | 7.35 | 8.03 | 9.3% | 7.38 | 8.13 | 10.2% |

[1] Annualised for the period June – December 2003

[2] Gearing increased to 27.9%




CapitaMall
Trust

82-4507



Favourable Market Reaction
CMT Closing Prices ($) in May 03
1.14
1.12
1.10
1.08
1.06
1.04
1.02
1-May
12-May
19-May
29-May
$1.10
$1.06
Announcement of IMM's Acquisition
% Price Change since IPO
16
12
8
4
0
-4
-8
-12
-16
-20
-24
-28
-32
CMT
STI
SESPROP
13-Sep
14-Oct
13-Nov
13-Dec
15-Jan
17-Feb
18-Mar
18-Apr
20-May
Based on 28 May 03 Closing Prices:
CMT + 16.7%
STI - 15.8%
SESPROP - 20.9%
7
Source: Bloomberg
Note: STI = Straits Times Index, SESPROP = Singapore Property Equities Index




Greater Income Diversification
2. CMT will have an enlarged portfolio of assets in which no more than 37.1% of the total net property income will be derived from any one property, down from 49% prior to the acquisition.
Before Acquisition
After Acquisition
J8
31%
J8
24%
8
CapitaMall Trust

## Stronger Geographical Diversification

3. *The acquisition will allow CMT to diversify its portfolio of properties such that it can cater to different tenancy demands in different parts of Singapore*



Junction 8
248,529ft²
WOODLANDS
Tampines Mall
314,898ft²
Bishan
Jurong East
WEST
Tampines
City Hall
MARINA BAY
IMM Building
355,358ft²
Funan The IT Mall
250,504ft²


9

## Potential for Enhancement

4. ***Opportunities for growth through optimising the usage of retail space of IMM Building.***

**Proposed Asset Enhancement Scheme**

- Create more valuable lettable retail space on Level 1 by transferring areas from less valuable secondary corridor retail space on levels 2 and 3
- Expected to yield approximately 53,700 sq ft of new NLA on level 1
- Creates a stronger circulation aisle and improved customer traffic linkages by installing travellators
- The Manager has yet to obtain the necessary approvals for the asset enhancement scheme, however the architect has indicated the scheme is in compliance with the current requirements and guidelines of the relevant authorities

10

# Asset Enhancement Plan

| Decant level 5 warehouse space into other space | Convert retail space to warehouse space on levels 2 & 3 | New retail space on level 1 |
|---|---|---|
| • Level 5 warehouse space to be transferred to level 2 & 3 warehouse<br>• Convert such level 5 space into open space for promotional activities | • Transfer levels 2 & 3 secondary retail NLA onto level 1<br>• Convert such space on levels 2 & 3 into warehouse (transferred from level 5) | • Create new retail NLA on level 1 at the current on-grade car park |
| **Level 5**<br>NLA: [illegible]<br>Avg. Rental: [illegible] | **Level 3**<br>NLA: 23,000 sft<br>Avg. Rental: S$6.50 psf<br><br>**Level 2**<br>NLA: 30,700 sft<br>Avg. Rental: S$6.30 psf | **Level 1**<br>NLA: 53,700 sft<br>Avg. Rental: S$16.00 psf |

11

# New Retail Space to be Created on Level 1


IMM

12


Asset Enhancement Plan – L.1
13


Asset Enhancement Plan – L.2
14

82-4507

## Asset Enhancement Plan – L3


PROPOSED IMM ASSET ENHANCEMENT LAYOUT PLAN - 3RD STOREY

15

## IMM Building - Property Details

**More than 80% of income derived from retail**

| Gross Floor Area | | 1,426,518 sq ft | | |
|---|---|---|---|---|
| | | NLA (sq ft) | GRA | Occupancy |
| Net Lettable Area/Occupancy | Retail : | 382,414 | 82.4% | 99.5% |
| | Office : | 62,239 | 5.1% | 95.0% |
| | Warehouse : | 410,705 | 12.5% | 66.8% |
| | Total : | 855,358 | 100.0% | 83.5% |
| Number of tenants | | 535 | | |
| Major tenants | | Giant hypermarket<br>Best Denki<br>Daiso | | |
| Car parking lots | | 1,413 | | |
| Title | | Leasehold 30 years (with effect from 23 January 1989) renewable for a further 30-year term) | | |
| Net Property Income (S$ million) | Pro forma 2002<br>Forecast Jun-Dec 2003<br>Projection 2004 | 22.3<br>12.4<br>22.1 | | |
| Valuation (1 February 2003) | | S$280.0 million<br>Total NLA: S$327 (psf)<br>Retail NLA: S$732 (psf) | | |

16

## IMM Building – Competitive Strengths

| | |
|---|---|
| ☑ Strategic location | • IMM Building enjoys a high level of connectivity with the Jurong East MRT and bus interchange, both generating high volumes of pedestrian traffic. |
| ☑ Large trade area | • IMM Building serves a large trade area, including the HDB heartlands in Jurong, Bukit Batok and Clementi where there are few shopping centres. |
| ☑ High Occupancy level | • As at 31 Jan 2003, the occupancy rate for retail was approximately 99.5%, reflecting strong demand for retail space. |
| ☑ Diverse tenant base | • The Property has a large tenant base of 535 tenants, as of 31 Jan 2003.<br>• The tenant mix includes popular household brand names and diverse anchor tenants such as Giant hypermarket, Best Denki, Daiso Discount Store, Palm Springs Seafood Restaurant and Yunnan Garden Restaurant. |
| ☑ Large floor plate | • IMM has large floor plates that exceed 285,000 $ft^2$ per floor. |
| ☑ Abundant carparking | • IMM has an abundance of carparking with over 1,400 lots, well above most Singapore suburban malls. |

17


CapitaMall
Trust
Resolution 3 – Extraordinary Resolution
To Approve the Proposed Issue (119.8m New Units)
and the Advanced Distribution

## Proposed Issue of 119.8m New Units

Placement of 119.8 million new units to be fully underwritten by DBS Bank

**1) Preferential Offering**
*Up to 74.0 million new units*

- "1-for-10" preferential offering to existing Singapore Registered Unitholders on a non-renounceable basis
- **Books Closure Date, expected to be 9 June 2003 at 5pm**
- CapitaLand undertakes to subscribe for its preferential units (24.8 million), however may renounce if new units are heavily oversubscribed

**2) Placement**
*Minimum 45.8 million new units*

(a) ATM offering of New Units to the public in Singapore (on a "first-come, first-served" basis); and

(b) a private placement of New Units to retail and institutional investors

19

## Proposed Issue (cont'd)

- Advance distribution for income earned between 1 Jan 2003 to the day prior to the issue of the new units - based on the revised 2003 forecast of 7.35 cents, the half year distribution is expected to be around 3.68 cents
- The proposed capital raising will only occur after the approval of the unitholders is obtained at the EGM
- The Manager intends to issue the new units close to the trading price (less the accrued advanced distribution). The price of the new units will be determined nearer to the commencement of the equity fund raising
- New units issued is not expected to dilute existing unitholder's DPU

20

## Financing Plan - Debt

**It is contemplated that borrowings of up to S$147 million will be incurred, increasing gearing from 20.2% to 27.9%, whilst endeavoring to maintain the current AAA debt rating**

**1) Up to S$125 mil**
- seven-year term loan; interest rate to be fixed when drawn; and

**2) Up to S$ 22 mil**
- a revolving credit arrangement (at a floating interest rate based on the Singapore swap offer rate plus a margin)

**Debt Profile After Additional Borrowings**

| Amount | Tenor (Remaining) | Expiry |
|---|---|---|
| S$50 mil | Revolving credit | 2003 (14%) |
| S$172 mil | 4 years | 2007 (50%) |
| S$125 mil | 7 years | 2010 (36%) |

- ✓ **Optimise capital structure** by increasing gearing to up to approximately 28% (well within the 35% limit)
- ✓ **Ensure debt facility remains AAA rated** - credit risk profile is maintained
- ✓ **Generate a higher return on equity** for Unitholders



## Estimated Total Acquisition Costs

| Acquisition cost | |
|---|---|
| **Total acquisition cost**[1] | **S$264.5 million** |
| **Appraised property value**[2] | **S$280.0 million** |
| ***Discount*** | ***S$ 15.5 million or 5.5%*** |

[1] Excluding the estimated fees and expenses to be borne by CMT in respect of the Equity Fund Raising and the additional borrowings to be raised.

[2] As at 1 February 2003

82-4507

## Total Cost (incl. financing)

| | S$ Million |
|---|---|
| Purchase Price | 247.4 |
| Stamp Duty | 8.4 |
| Acquisition Fee to CMTML[1] | 2.5 |
| Financial Advisory Fee incurred by CCL[2] | 2.5 |
| Underwriting Fee charged by CCL[3] | 2.5 |
| Other Fees & Expenses[4] | 1.2 |
| Total Acquisition Costs | 264.5 |
| Issue/Circular Expenses | 1.1 |
| Underwriting/Selling Expenses | 3.1 |
| Total Amount to be Raised | 268.7 |

[1] As stated in the Trust Deed, a maximum of 1% acquisition fee is payable to the Manager.
[2] CapitaLand Financial Limited is acting as the financial advisor for the structuring of the acquisition.
[3] 1% underwriting fee payable to CCL for underwriting the transaction with International Merchandise Mart Limited.
[4] Includes accounting, tax, legal and property due diligence which CCL has incurred.

23


CapitaMall
Trust
Resolution 2 – Ordinary Resolution
To Approve the Relevant Interested Person Transactions

## Interested Person Transactions

Interested Person Transactions for FY2003

| | | | |
|---|---|---|---|
| Relevant IPT | S$11.5m | | |
| Past IPT | S$33.9m | | |
| Total IPT | S$45.4m | > | 5.0% of CMT's latest audited NAV or S$38.1m |

☑ Clearance from Independent Financial Advisers that IPT are based on normal commercial terms & not prejudicial to the interests of CMT or its unitholders

☑ The independent directors recommend unitholders to vote in favour of the resolution to approve the Relevant IPT

CapitaMall Trust

25

## Relevant Interested Person Transactions

| Relevant IPT | Value (S$'Mil) |
|---|---|
| 1. CCL's Transaction Costs | 5.9[1] |
| 2. Acquisition Fee | 2.5 |
| 3. Asset Management Fee for IMM Building | 1.0 |
| 4. Property Management Fee for IMM Building | 0.9 |
| 5. Property Management Reimbursement for IMM Building | 1.2 |
| Total Relevant IPT | 11.5 |

(1) Comprises S$2.5m payable to CCL as underwriting fee, S$2.5m payable by CCL to CFL as financial advisory fee and S$0.9m payable to CCL's advisors for financial, tax, legal & property due diligence.

26

82-4507

## Past Interested Person Transactions

| Past IPT | Value (S$'Mil) |
|---|---|
| *Recurring Transactions pursuant to Trust Deed & Property Mgmt Agreements* | |
| 1. Property Management Fee | 3.6 |
| 2. Property Management Reimbursement Amount | 3.3 |
| 3. Asset Management Fee | 5.0 |
| *Ad hoc Transactions relating to Expansion & Renovation Works at Existing Properties* | |
| 4. Asset Enhancement Works at Junction 8 (Phase 1) | 15.5 |
| 5. Asset Enhancement Works at Tampines Mall | 5.9 |
| 6. Project Management & Consultancy Fees for Tampines Mall & Junction 8 | 0.5 |
| 7. Retainer Fee as project management/development specialist for the Manager from Jan - Dec 2003 | 0.1 |
| Total Past IPT | 33.9 |

27

CapitaMall Trust

## Resolution 4 – Extraordinary Resolution

### To Approve the Supplement to the Trust Deed

# Payment in Cash – Asset Management Fee

☑ Supplement the Trust Deed to permit payment in cash to the Manager for the performance component of the asset management fee in respect of IMM Building and all other properties to be acquired by CMT in future

- The performance component of the asset management fee is calculated based on 2.85% of CMT's gross revenue for each financial year
- Such fee for existing 3 properties is paid in form of units at IPO price of $0.96
- If the Manager continues to receive such fee in form of units at $0.96, it is inequitable to unitholders due to the discount to market price for the units (average trading price of CMT from 1 Mar 03 – 26 May 03 is $1.05)
- Therefore, the Manager is proposing to amend the Trust Deed to allow such fee to be paid in cash
- Basis of computing the fee remains the same
- Alignment of interests will also remain

29

CapitaMall Trust

# Delivering Performance

- The Manager remains committed to exceeding expectations
- Unitholders' are urged to use CMT's past performance as an indication of managements commitment to delivering on the proposed outcome of the acquisition
- Examples of how the Manager has delivered performance:
  - ☑ Exceeded 2002 IPO Forecast DPU by 8.5%
  - ☑ Delivering sustainable growth and value through asset enhancements
  - ☑ Achieving sustainable cost savings through economies of scale
  - ☑ Established industry best practice standards in retail management
- The rebound of pedestrian traffic during SARS stands testament to the quality of the CMT properties
- More than 98% of income is secured through base rent and less than 2% tied to Gross Turnover Rent, which provides upside for unitholders

30

82-4507


CapitaMall
Trust
Thank You